Exhibit 22.1

The following subsidiary of American Assets Trust, Inc. (“AAT”) will be the issuer of debt securities under the indenture to be entered into among AAT, as parent guarantor, and the subsidiary listed below.

Subsidiary Registrant	Issuer

American Assets Trust, L.P.	Issuer